Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

August 11, 2023

Dillon Hagius Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Zura Bio Limited Registration Statement on Form S-1 Filed July 21, 2023 File No. 333-272628

Dear Mr. Hagius:

On behalf of our client, Zura Bio Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 28, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amendment No.2 to the registration statement (“Amendment No.2”) filed in response to the Staff’s comments below.

Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page heading to quantify the number of each type of security being registered. Ensure that this revision includes:

•	the number of Class A Ordinary Shares;
•	the number of Warrants;
•	the number of Prefunded Warrants;
•	the number of Class A Ordinary Shares underlying the Warrants;
•	the number of Class A Ordinary Shares underlying the Prefunded Warrants.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Dillon Hagius August 11, 2023 Page 2

In this regard, we note from the filing fee table that you are registering the resale of 3,782,000 Class A Ordinary Shares underlying 3,782,000 pre-funded warrants to purchase Class A Ordinary Shares, and the resale of 3,782,000 Pre-Funded Warrants, neither of which appears to be included in your cover page heading, and with respect to the resale of the Pre-Funded Warrants your other disclosure. Please revise as appropriate.

Response: The Company has revised the cover page and pages 17 through 18 of Amendment No. 2 in response to the Staff’s comment.

2.	We note your response to comment 2 and re-issue in part. As your warrants are out of the money, and, as you disclose on the cover page, "it is unlikely that the Private Placement Warrants or Public Warrants are exercised unless the trading price of ordinary shares increases to above the exercise price[,]" please describe on the cover page the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. To the extent not already included, please ensure this disclosure is also included in the prospectus summary, risk factors, MD&A, and use of proceeds sections.

Response: The Company revised the cover page and also revised the disclosure on pages 15, 65, 67, 84, 130 and 142 of Amendment No. 2 in response to the Staff’s comment.

If certain holders of our Class A Ordinary Shares sell a significant portion of their securities, it may negatively impact..., page 57

3.	We note your response to comment 4 and re-issue in part. Please disclose what percentage the securities being registered for resale represent of the total number of shares outstanding.

Response: The Company has revised the disclosure appearing on page 57 of Amendment No. 2 in response to the Staff’s comment.

General

4.	We note your response to comment 8 and re-issue in part. Please revise your prospectus to:

•	disclose that while the sponsor, private placement investors, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price;
•	disclose the potential profit the selling securityholders will earn based on the current trading price; and
•	include appropriate risk factor disclosure about these aforementioned subjects.

Dillon Hagius August 11, 2023 Page 3

Response: The Company has revised the disclosure appearing on the cover page and pages 56 and 126 of Amendment No. 2 in response to the Staff’s comment.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner